UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

ANADYS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03252Q408

(CUSIP Number of Class of Securities)

Stephen T. Worland, Ph.D.

President and Chief Executive Officer

Anadys Pharmaceuticals, Inc.

5871 Oberlin Drive, Suite 200

San Diego, CA 92121

(858) 530-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Thomas A. Coll, Esq.

Steve Przesmicki, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Anadys Pharmaceuticals, Inc., a Delaware corporation (“Anadys” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 25, 2011, as amended and supplemented, relating to the tender offer by Bryce Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation, to purchase all the issued and outstanding shares of Anadys’ common stock, $0.001 par value per share, at a price of $3.70 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the

Schedule 14D-9.

Item 8.  Additional Information.

A new paragraph is hereby added after the last paragraph in Item 8 as follows:

“Expiration of Subsequent Offering Period; Completion of Merger

The Offer period expired at 12:00 midnight, New York City time, at the end of Tuesday, November 22, 2011. According to Citibank, N.A., the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of Tuesday, November 22, 2011, a total of approximately 54,532,568 Shares were tendered and not withdrawn, including 2,345,764 Shares tendered pursuant to notices of guaranteed delivery, representing a total of approximately 94% of the outstanding Shares. Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to expiration of the Offer for payment pursuant to the terms of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Parent also announced in its November 23, 2011 press release its intention to effect a merger in which all Shares not owned by the Company, Parent or their respective wholly owned subsidiaries (other than Shares as to which appraisal rights are validly exercised) will be converted into the right to receive the same cash consideration per share as was paid in the Offer. Purchaser has sufficient voting power to approve the Merger without the affirmative vote of any other Company shareholder.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(J)	Press Release issued by F. Hoffmann-La Roche Ltd. on November 23, 2011 (incorporated herein by reference to Exhibit (a)(5)(ii) to Schedule TO filed by Parent and Purchaser with the SEC on November 23, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADYS PHARMACEUTICALS, INC.

By:	/s/ Peter T. Slover
Name:	Peter T. Slover
Title:	Vice President, Finance and Operations
Dated:	November 23, 2011

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